JINPAN INTERNATIONAL LIMITED
COMPANY NO. 225569

CERTIFIED EXTRACT OF A RESOLUTION OF THE DIRECTORS

"**RESOLVED THAT** the shares be divided on a 2:1 basis pursuant to section 25 of the IBC Act and Clause 9 of the Memorandum of Association of the Company be deleted in its entirety and the following be substituted therefor:

"9. The authorised capital is made up of two classes of shares of one series each, comprising (i) 40,000,000 common shares of US$0.009 par value (the "Common Shares"), and (ii) 2,000,000 preferred shares of US$0.009 par value (the "Preferred Shares")."

Effective from 6th day of February, 2004.

Offshore Incorporations Limited
Registered Agent

REGISTRAR OF CORPORATE AFFAIRS FSC BVI FINANCIAL SERVICES COMMISSION